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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Coyote Sports, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    224071100
                                 (Cusip Number)

                               Mr. Mark A. Pappas
                             307 West Seventh Street
                                   Suite 1210
                             Fort Worth, Texas 76102
                                 (817) 810-0014
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,207,692 shares, which constitutes approximately 20.9% of the 5,777,692 shares of Stock outstanding.


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1.    Name of Reporting Person:

            Paragon Coyote Texas Ltd.

2.    Check the Appropriate Box if a Member of a Group:

                                                                   (a) /   /

                                                                   (b) / X /

3.    SEC Use Only

4.    Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                       /   /

6.    Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:       1,207,692 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power:           -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  1,207,692 (1)(2)
Person
With
                           10.      Shared Dispositive Power:      -0-


11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,207,692 (2)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                       /   /

13.   Percent of Class Represented by Amount in Row (11):  20.9%

14.   Type of Reporting Person:  PN

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------------

(1) Power is exercised through its sole general partner, Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.



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1.    Name of Reporting Person:

           Paragon Management Group, Inc.

2.    Check the Appropriate Box if a Member of a Group:

                                                                   (a) /    /

                                                                   (b) / X /

3.    SEC Use Only

4.    Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                       /   /

6.    Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:       1,207,692 (1)(2)(3)
Number of
Shares
Beneficially               8.       Shared Voting Power:           -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  1,207,692 (1)(2)(3)
Person
With
                           10.      Shared Dispositive Power:      -0-


11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,207,692 (2)(3)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                       /   /

13.   Percent of Class Represented by Amount in Row (11):  20.9%

14.   Type of Reporting Person:  CO




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------------

(1)   Acting through its President, Mark A. Pappas.

(2) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.


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1.    Name of Reporting Person:

            Mark A. Pappas

2.    Check the Appropriate Box if a Member of a Group:

                                                                   (a) /   /

                                                                   (b) /   /

3.    SEC Use Only

4.    Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                       /   /

6.    Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:          1,207,692 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power:              -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:     1,207,692 (1)(2)
Person
With
                           10.      Shared Dispositive Power:         -0-


11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,207,692 (1)(2)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                       /   /

13.    Percent of Class Represented by Amount in Row (11):  20.9%

14.    Type of Reporting Person: IN


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------------

(1)   Solely in his capacity as the President of Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.







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      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated March 30, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998, by Amendment No. 2 thereto dated February 5, 1999, and by Amendment No. 3 thereto dated February 16, 1999 relating to the common stock, par value $0.001 per share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer").

Item 1.    SECURITY AND ISSUER.

         No material change.

Item 2.    IDENTITY AND BACKGROUND.

         No material change.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.    PURPOSE OF TRANSACTION.

         No material change.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.


      Paragraph (a) of Item 5 hereby is amended in its entirety to read as follows:

      (a)

      The Partnership

      The aggregate number of shares of the Stock that the Partnership owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,207,692, which constitutes approximately 20.9% of the outstanding shares of the Stock.

      Paragon

      Because of its position as the sole general partner of the Partnership, Paragon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,207,692 shares of the Stock, which constitutes approximately 20.9% of the outstanding shares of the Stock.


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      MAP

      Because of his position as the President of Paragon, MAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,207,692 shares of the Stock, which constitutes approximately 20.9% of the outstanding shares of the Stock.

      To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (b) - (e)         No material change.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 hereby partially is amended by adding to the end thereof the following:

      The Voting Agreement has terminated in accordance with its terms.

      On June 23, 1999, the Issuer and the Partnership, among others, entered into the Second Amendment to Loan Agreement, which is filed herewith as Exhibit
10.12 (the "Second Amendment"). The description that follows of the Second Amendment is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.12.

      Pursuant to the Second Amendment, (a) the principal amount of the Note has been changed to $6,368,000, (b) the maturity date of the Note has been changed to March 31, 2000, (c) the Partnership has waived the Issuer's failure to pay interest due and payable to June 23, 1999 under the Note, (d) the Partnership has no further obligations to the Issuer regarding financing, (e) the Issuer has agreed to grant, or to cause to be granted, to the Partnership a security interest in each of the following: (i) all of the issued and outstanding capital stock of Apollo Sports Holdings Limited, a United Kingdom company, (ii) all of the assets of Apollo Sports Technologies Limited, a United Kingdom company (including without limitation the real property, plant and equipment located at Rounds Green Road, Oldbury, Warley, West Midlands B69 2DF, England) and (iii) all of the assets of Reynolds Cycle Technology Limited, a United Kingdom company, and each of Stonebraker and Probst has agreed to use his best efforts to cause the Issuer to comply with such covenant and (f) each of the Issuer, Stonebraker and Probst has released the Partnership and certain other specified persons from any and all Claims (as defined therein). In addition, the Second Amendment provides that each of the untruth of any representation and warranty of any of the Issuer, Stonebraker or Probst set forth therein and the failure of any of the Issuer, Stonebraker and Probst timely to comply in full with its covenants set forth therein shall constitute an Event of Default.


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      As contemplated by the Second Amendment, the Issuer has made and delivered to the Partnership an Amended and Restated Promissory Note, which is filed herewith as Exhibit 10.13 (the "Amended and Restated Note"). The Amended and Restated Note reflects the changes to the Note effected by the Second Amendment and described in the immediately-preceding paragraph.

      Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 hereby partially is amended by adding at the end thereof the following:

Exhibit 10.12 -- Second Amendment to Loan Agreement dated as of June 23, 1999, by and among Coyote Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd.

Exhibit 10.13 -- Amended and Restated $6,368,000 Promissory Note dated
                 June 23, 1999 made by Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd.

Exhibit 99.1  -- Agreement pursuant to Rule 13d-1(f)(1)(iii).


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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: July 2, 1999

                                     PARAGON COYOTE TEXAS LTD.,
                                      a Texas limited partnership

                                     By:   Paragon Management Group, Inc.,
                                            a Texas corporation, General Partner

                                           By: /s/ Mark A. Pappas
                                                   Mark A. Pappas, President

                                     PARAGON MANAGEMENT GROUP, INC.,
                                      a Texas corporation

                                     By: /s/ Mark A. Pappas
                                             Mark A. Pappas, President

                                     /s/ Mark A. Pappas
                                     MARK A. PAPPAS

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                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

10.1 Loan Agreement dated as of March 19, 1998 by and among Coyote Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.2 $6,000,000 Promissory Note dated as of March 19, 1998 made by Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.3 Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.4 Security Agreement dated as of March 19, 1998 by and between Mel S. Stonebraker, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.5 Security Agreement dated as of March 19, 1998 by and between James M. Probst, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.6 Section 3 Agreement dated as of March 19, 1998 by and among Robert W. Tennent, Special Trustee of the Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.7 $6,000,000 Promissory Note dated as of March 19, 1998 made by Paragon Coyote Texas Ltd. in favor of Don & Marty Management Group, Inc., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.8 Pledge Agreement dated as of March 19, 1998 by and between Paragon Coyote Texas Ltd., as Pledgor, and Don & Marty Management Group, Inc., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.9 Consulting Agreement dated as of October 7, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with Amendment No. 1 to the Schedule 13D Statement dated October 13, 1998.

10.10 First Amendment to Loan Agreement effective as of December 30, 1998, by and among Coyote Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd., previously filed with Amendment No. 2 to the Schedule 13D Statement dated February 5, 1999.


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10.11            Voting Agreement as of February 2, 1999, by and between Royal
                 Precision, Inc. and Paragon Coyote Texas Ltd., previously filed with Amendment No. 3 to the Schedule 13D Statement dated February 16, 1999.

10.12 Second Amendment to Loan Agreement dated as of June 23, 1999, by and among Coyote Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd., filed herewith.

10.13 Amended and Restated $6,368,000 Promissory Note dated June 23, 1999 made by Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd.

99.1             Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.



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